United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALCOA INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3610	25-0317820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

390 Park Avenue New York, New York	10022-4608
(Address of principal executive offices)	(Zip Code)

Office of Investor Relations 212-836-2674

Office of the Secretary 212-836-2732

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Inc. and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2015 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Our in-scope products taken together as a whole contain all four Conflict Minerals, although each individual product does not contain all four of the Conflict Minerals.

See the Conflict Minerals Report filed as an exhibit to this report (“Conflict Minerals Report”) for information regarding the applicability of the Conflict Minerals Rule to the Company generally.

Reasonable Country of Origin Inquiry Information

Please see the Conflict Minerals Report for a discussion of our product scoping.

Following our product scoping, we conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule to determine the origin of the necessary Conflict Minerals contained in our in-scope products. Our RCOI was conducted in good faith and reasonably designed to determine whether any of the necessary Conflict Minerals in our in-scope products originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country or are from recycled or scrap sources.

To the extent applicable, we utilized the same processes and procedures for our RCOI that we used for our due diligence described in the Conflict Minerals Report. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the “OECD Guidance”). In particular, our RCOI was supported by the management systems contemplated by Step One of the OECD Guidance and our supplier outreach and risk assessment utilized the processes and procedures contemplated by Step Two of the OECD Guidance. For a discussion of our OECD Guidance framework and the due diligence measures that we performed in respect of 2015, including Steps One and Two of the OECD Guidance framework, see the Conflict Minerals Report.

Based on our RCOI, we determined that the necessary tin contained in certain of our in-scope products originated from a smelter that we believe, based on publicly available information, sourced all of its ore from outside of the DRC and its adjoining countries or from recycled or scrap sources. These products were (i) selected titanium alloys manufactured by our power and propulsion business unit, (ii) a wrought aluminum alloy product manufactured by our forgings and extrusions business unit and (iii) certain titanium mill products manufactured by our titanium and engineered products business unit and the titanium fabricated parts made with titanium manufactured by that business unit. None of these products contain Conflict Minerals from any other sources.

Based on our RCOI, we also determined that the necessary gold contained in gold-plated sub-assemblies manufactured at our titanium and engineered products Remmele Medical subsidiary originated from a smelter that we believe, based on information provided by the smelter, sourced all of its ore from outside the DRC and its adjoining countries or from recycled or scrap sources.

In connection with our RCOI, we determined that we either purchased tantalum, tin or tungsten in the form of recycled or scrap material or purchased tantalum, tin or tungsten directly from sources that we reasonably believe sourced tantalum, tin or tungsten only from recycled or scrap content. The products that contain Conflict Minerals that we reasonably believe came from recycled or scrap sources also contain other Conflict Minerals for which we were not able to determine the origin. Certain other in-scope products contain Conflict Minerals that either were of an undetermined origin or were processed by compliant smelters that we believe, based on publicly available information, may have sourced a portion of their ore from the DRC or an adjoining country. As a result of the foregoing, under the Conflict Minerals Rule, we were required to conduct due diligence and file a Conflict Minerals Report. These products and our related due diligence processes, procedures and determinations are described in the Conflict Minerals Report.

As required by the Conflict Minerals Rule, the foregoing information is available at the following Internet website: http://www.alcoa.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.alcoa.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alcoa Inc.

(Registrant)

By:	/s/ Audrey Strauss	May 31, 2016
Name:	Audrey Strauss
Title:	Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2015